UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AMIRA NATURE FOODS LTD

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G0335L 102

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0335L 102	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) KARAN A. CHANANA
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization UNITED ARAB EMIRATES

Number of Shares Beneficially Owned by Each reporting Person With:	5	Sole Voting Power 27,413,969 (1)
	6	SHARED VOTING POWER 0
	7	Sole Dispositive Power 27,413,969 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,413,969 (1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (11) 75.3% (1) & (2)
12	Type of Reporting Person (See Instructions) IN

(1) Includes 7,005,434 ordinary shares issuable pursuant to an exchange agreement under which Mr. Karan A. Chanana (the “Reporting Person”) will have the right, subject to the terms of the exchange agreement, to exchange all or a portion of his equity shares in Amira Pure Foods Private Limited (“Amira India”) for ordinary shares of the Issuer, and assumes the completion of the Reporting Person’s purchase of 1,500,000 equity shares of Amira India. Also includes 360,257 and 361,278 vested ordinary shares underlying an option to purchase ordinary shares pursuant to the Issuer’s 2012 Omnibus Securities and Incentive Plan.

(2) Based on 36,401,966 ordinary shares issued and outstanding as of October 15, 2013. Includes 7,005,434 ordinary shares issuable pursuant to an exchange agreement as described above. Also includes 360,257 and 361,278 vested ordinary shares underlying an option to purchase ordinary shares pursuant to the Issuer’s 2012 Omnibus Securities and Incentive Plan.

CUSIP No. G0335L 102	Page 3 of 5

Item 1.

(a) Name of Issuer:

Amira Nature Foods Ltd (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

29E, A.U. Tower Jumeirah Lake Towers, Dubai, United Arab Emirates.

Item 2.

(a), (b) and (c): Name of Persons Filing, Address of Principal Business Office and Citizenship:

This statement is filed on behalf of Karan A. Chanana (the “Reporting Person”).

The Reporting Person, a citizen of the United Arab Emirates, is Chairman and Chief Executive Officer of the Issuer and has a business address of 29E, A.U. Tower Jumeirah Lake Towers, Dubai, United Arab Emirates.

(d) Title of Class of Securities: Ordinary Shares, par value $0.001 per share.

(e) CUSIP Number: G0335L 102

Item 3.

Not Applicable.

Item 4. Ownership.

(a) Amount beneficially owned:

27,413,969 (the “Shares”) (1)

(b) Percent of class:

75.3%. The percentage is calculated based on 36,401,966 ordinary shares issued and outstanding as of October 15, 2013. Includes 7,005,434 ordinary shares issuable pursuant to an exchange agreement under which the Reporting Person will have the right, subject to the terms of the exchange agreement, to exchange all or a portion of his equity shares in Amira Pure Foods Private Limited (“Amira India”) for ordinary shares of the Issuer, and assumes the completion of the Reporting Person’s purchase of 1,500,000 equity shares of Amira India. Also includes an aggregate of 360,257 and 361,278 ordinary shares underlying an option to purchase ordinary shares pursuant to the Issuer’s 2012 Omnibus Securities and Incentive Plan, which will have vested within 60 days of the filing of this report.

(c) Number of shares to which the Reporting Persons, as a group, have:

(i) Sole power to vote or direct the vote: 27,413,969 (1)

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 27,413,969 (1)

(iv) Shared power to dispose or direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

CUSIP No. G0335L 102	Page 4 of 5

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

Notes

(1) The percentage is calculated based on 36,401,966 ordinary shares issued and outstanding as of October 15, 2013. Includes 7,005,434 ordinary shares issuable pursuant to an exchange agreement under which the Reporting Person will have the right, subject to the terms of the exchange agreement, to exchange all or a portion of his equity shares in Amira India for ordinary shares of the Issuer, and assumes the completion of the Reporting Person’s purchase of 1,500,000 equity shares of Amira India. Also includes 360,257 and 361,278 vested ordinary shares underlying an option to purchase ordinary shares pursuant to the Issuer’s 2012 Omnibus Securities and Incentive Plan.

CUSIP No. G0335L 102	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2014	/s/ Karan A. Chanana
Name: Karan A. Chanana